                                                                  July 31, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8905
                                File No. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd. ("CICL") for the January 1, 2000 through June 30, 2000 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

CICL was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks at Columbia Energy Group ("Columbia"), its subsidiaries and associates. It continues to write these risks under reinsurance agreements with qualified primary insurance carriers. At June 30, 1999 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 1999 a new All Risks Property reinsurance agreement was negotiated, with retentions remaining the same as in the prior period. Details of the coverages and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

As further discussed under point 2 below, CICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been 19 losses reported and $4,619,387 in paid claims since inception - $1,614,938 for the period under review.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six-month period as compared to premiums paid.

For the period under review CICL's incurred loss to earned premium ratios were as follows:

                                      Earned Premium        Incurred Loss Ratio
                                                                (incl. IBNR)

           All Risk Property          US $1,200,000          $  952,072    79%
           General/ Auto Liability    US $1,520,000          $2,000,000   132%

The above ratios reflect a conservative reserving position, as is appropriate for a company in its early years of writing business.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on CICL's programs as at December 31, 1999 and June 30, 2000 were $15,334,004 and $16,542,134, respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

As of the latest renewal, CICL has implemented a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. The GL premium paid to CICL was reduced by 4.7% for the 1999/00 period based on positive experience through the first policy periods. The all-risk premium was increased by 22% due to an increased loss activity. The model is presented in
Exhibit 4.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

Exhibit 5 gives the estimated cost of purchasing guaranteed cost (commercial) coverage for the layers of insurance reinsured to CICL for 1996/97, 1997/98, 1998/99 and 1999/2000, compared to the actual premium paid to CICL, for the period from its incorporation to June 30, 2000. The comparison is made using market quotes obtained for commercial coverage. As shown in the exhibit, in the current period Columbia has realized immediate pre-tax savings of approximately 13% by reinsuring certain of the risks to CICL. Cumulatively, taking into account investment income earned on reserves, savings could be as high as 14%.

6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

CICL's income statement and balance sheet including any notes are attached.


                                    Very truly yours,

                                    COLUMBIA INSURANCE CORPORATION, LTD.


                                    By:  /s/   N. A. Parillo
                                       ----------------------------
                                        N. A. Parillo, President

                                                                       EXHIBIT 1

                      COLUMBIA INSURANCE CORPORATION, LTD.

                   INTERIM REPORT RULE 24 - FILE NO. 70-8905
            DESCRIPTION OF CURRENT BUSINESS WRITTEN THROUGH: 6/30/00

ALL RISK PROPERTY                                    LIMITS

FRONT
PERIOD                     PER OCC/ AGGREGATE                                DEDUCTIBLE                    FRONTER
COMPANY
6/30/96-97                 $500,000-$650,000/$3MM                         $100,000-250,000                Arkwright

6/30/97-98                 $5000,000-$650,000,000/$3MM                    $100,000-250,000                Arkwright

6/30/98-99                 $500,000-$650,000/$3MM                         $100,000-250,000          Hartford Steam Boiler

6/30/99-00                 $500,000-$650,000/$3MM                         $100,000-250,000          Hartford Steam Boiler



GENERAL/AUTO LIABILITY
                           LAYER       PER OCC/AGG LIMIT                     ATTACHMENT                    FRONTER

7/1/96-97                  Primary     US$800,000/3,000,000                   $200,000                       AEGIS

                           Excess      US$1,000,000/1,000,000                $1,000,000                      AEGIS

7/1/97-98                  Primary     US$800,000/3,800,000*                  $200,000                       AEGIS

                           Excess      US$1,000,000/1,500,000*               $1,000,000                      AEGIS

7/1/98-99                  Primary     US$800,000/3,000,000                   $200,000                       AEGIS

                           Excess      US$1,000,000/1,000,000                $1,000,000                      AEGIS

7/1/99-00                  Primary     US$800,000/3,000,000                   $200,000                       AEGIS

                           Excess      US$1,000,000/1,000,000                $1,000,000                      AEGIS


* Limits for the 1997/98 reinsurance were changed retroactively. There was no change in 1998-99 limits.

COLUMBIA INSURANCE CORPORATION LTD.
INTERIM REPORT RULE 24      FILE NO. 70-8905                          EXHIBIT 2
INCURRED AND PAID LOSSES FOR THE PERIOD 1/1/00 - 6/30/00

                                                       PAID                                                          MOVEMENT
                                   LEAD-IN LOSS   LOSSES IN      OSLR AT      IBNR AT        TOTAL         TOTAL         FROM
POLICY YEAR   COVERAGE                 RESERVES      PERIOD      6/30/00      6/30/00      RESERVE      INCURRED     12/31/99
7/1/96-97     General Liability       2,056,000     726,613            -    1,329,387    1,329,387     2,056,000            -
7/1/97-98     General Liability       3,989,000     271,136      550,000    3,167,864    3,717,864     3,989,000            -
7/1/98-99     General Liability       3,751,000           -      800,000    3,200,000    4,000,000     4,000,000      249,000
7/1/99-00     General Liability       2,000,000           -    1,450,000    2,550,000    4,000,000     4,000,000    2,000,000
6/30/96-97    All Risk                  650,000           -            -            -            -             -     (650,000)
6/30/97-98    All Risk                  462,000           -    1,017,000            -    1,017,000     1,017,000      555,000
6/30/98-99    All Risk                  926,004           -      593,000       50,000      643,000       643,000     (283,004)
6/30/99-00    All Risk                1,500,000     617,189    1,784,883       50,000    1,834,883     2,452,072      952,072

                                     -----------------------------------------------------------------------------------------
                                     15,334,004   1,614,938    6,194,883   10,347,251   16,542,134    18,157,072    2,823,068
                                     =========================================================================================

INCEPTION TO DATE
                                                          PAID LOSSES

7/1/96-97      General Liability                              726,613
7/1/97-98      General Liability                            1,571,136
7/1/98-99      General Liability                                    -
7/1/99-00      General Liability                                    -
6/30/96-97     All Risk                                             -
6/30/97-98     All Risk                                       401,309
6/30/98-99     All Risk                                     1,303,140
6/30/99-00     All Risk                                       617,189

                                                       ---------------
                                                         -  4,619,387
                                                       ===============

COLUMBIA INSURANCE CORPORATION, LTD.                                 EXHIBIT 3
INTERIM REPORT RULE 24                             FILE NO. 70-8905
PREMIUM ALLOCATION MODEL FOR THE PERIOD            1/1/00 -6/30/00
TOTAL CICL PREMIUM ALLOCATION

                       Line of Business    Liability     All-Risk        Total
                                          -------------------------------------
                        Premium Account    3,041,000     2,400,000    5,441,000
                                          -------------------------------------
                                           Weighting    Weighting
                                          --------------------------
                               Exposure     80.00%       80.00%
                                   Loss     20.00%       20.00%


                                                                       LIABILITY       ALL-RISK         TOTAL
CODE                      OPERATING COMPANY                             PREMIUM         PREMIUM        PREMIUM
----------------------------------------------------------------------------------------------------------------
     12       COLUMBIA ENERGY GROUP SERVICE CORP.                        23,955          46,235          70,190
     14       COLUMBIA GULF TRANSMISSION                                161,880         517,772         679,652
     15       COLUMBIA ENERGY SERVICES CORPORATION                      304,955          26,897         331,852
     16       ATLANTIC ENERGY, INC.                                           -          11,730          11,730
     16       COLUMBIA PROPANE CORPORATION                              310,476         126,383         436,859
     17       COLUMBIA ELECTRIC CORPORATION                               2,888         213,107         215,995
     18       COLUMBIA LNG CORPORATION                                    4,074         190,607         194,681
     20       COLUMBIA NETWORK SERVICES                                   2,433             172           2,605
     32       COLUMBIA GAS OF KENTUCKY, INC.                             89,699           5,782          95,481
     34       COLUMBIA GAS OF OHIO, INC.                                918,205          90,993       1,009,198
     35       COLUMBIA GAS OF MARYLAND, INC.                             21,253           1,935          23,188
     37       COLUMBIA GAS OF PENNSYLVANIA, INC.                        502,894          19,976         522,870
     38       COLUMBIA GAS OF VIRGINIA, INC.                            119,006          13,298         132,304
     51       COLUMBIA GAS TRANSMISSION                                 546,685       1,132,860       1,679,545
     53       COLUMBIA NATURAL RESOURCES                                 27,731           2,253          29,984
     11       COLUMBIA ENERGY GROUP                                       2,433               -           2,433
              CTC                                                         2,433               -           2,433
----------------------------------------------------------------------------------------------------------------
                                                                      3,041,000       2,400,000       5,441,000
================================================================================================================

COLUMBIA INSURANCE CORPORATION LTD.
INTERIM REPORT RULE 24                FILE NO. 70-8905                EXHIBIT 4
ALL-RISK PREMIUM ALLOCATION FOR THE PERIOD      1/00 -6/30/00


                                      -------------
Allocated Premium Amount:               2,400,000
                                      -------------
Actual Premium Amount:                  2,400,000
                                      -------------

Weighting Factors
              ------------
Exposure        80.00%
              ------------
Loss            20.00%

                                                                                                                     -------------
                                                        EXPOSURE                 EXPOSURE                   LOSS        SELECTED
                                                          BASE      EXPOSURE      BASED         LOSS        BASED         W/AVG
CODE   OPERATING COMPANY                                 FACTOR        %         PREMIUM          %        PREMIUM       PREMIUM
---------------------------------------------------------------------------------------------------------------------------------
  12   COLUMBIA ENERGY GROUP SERVICE CORP.               90,463       2.56%         61,469       0.00%           -        46,235
  14   COLUMBIA GULF TRANSMISSION                       680,635      19.27%        462,483      37.65%     903,573       517,772
  15   COLUMBIA ENERGY SERVICES CORPORATION              52,627       1.49%         35,759       0.00%           -        26,897
  16   ATLANTIC ENERGY, INC.                             22,951       0.65%         15,595       0.00%           -        11,730
  16   COLUMBIA PROPANE CORPORATION                     122,489       3.47%         83,230       0.00%           -       126,383
  17   COLUMBIA ELECTRIC CORPORATION                    200,879       5.69%        136,495      24.47%     587,322       213,107
  18   COLUMBIA LNG CORPORATION                         372,944      10.56%        253,411       0.00%           -       190,607
  20   COLUMBIA NETWORK SERVICES                            337       0.01%            229       0.00%           -           172
  32   COLUMBIA GAS OF KENTUCKY, INC.                    11,314       0.32%          7,687       0.00%           -         5,782
  34   COLUMBIA GAS OF OHIO, INC.                       178,038       5.04%        120,975       0.00%           -        90,993
  35   COLUMBIA GAS OF MARYLAND, INC.                     3,787       0.11%          2,573       0.00%           -         1,935
  37   COLUMBIA GAS OF PENNSYLVANIA, INC.                39,085       1.11%         26,557       0.00%           -        19,976
  38   COLUMBIA GAS OF VIRGINIA, INC.                    26,018       0.74%         17,679       0.00%           -        13,298
  51   COLUMBIA GAS TRANSMISSION                      1,726,096      48.87%      1,172,861      37.88%     909,105     1,132,860
  53   COLUMBIA NATURAL RESOURCES                         4,409       0.12%          2,996       0.00%           -         2,253
                           ------------------------------------------------------------------------------------------------------
                           Total Exposure Base        3,532,072     100.00%      2,400,000     100.00%   2,400,000     2,400,000
                           ======================================================================================================

COLUMBIA INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24                                               EXHIBIT 5
ESTIMATED SAVINGS - CAPTIVE COMPARED TO COMMERCIAL INSURANCE




CICL OPTION
POLICY PERIOD                      1996-97          1997-98          1998-99          1999-00          CUM PREMIUM
--------------------------------------------------------------------------------------------------------------------
GL/AL                           $ 3,250,672      $ 3,949,662      $ 3,190,770      $ 3,041,000
All-Risk                        $ 1,397,203      $ 1,618,057      $ 1,960,760      $ 2,400,000
                                -----------------------------------------------------------------------
Total                           $ 4,647,875      $ 5,567,719      $ 5,151,530      $ 5,441,000         $ 20,808,124
Investment Income                                                                                        (1,500,000)
Pre-tax saving                  $   602,125      $   179,511      $    79,149      $   784,100
Total Cost                                                                                               19,308,124



GUARANTEED COST OPTION
POLICY PERIOD                      1996-97          1997-98         1998-99           1999-00
--------------------------------------------------------------------------------------------------------------------
GL/AL                           $ 2,750,000      $ 3,159,730      $ 2,552,616      $ 3,345,100
All-risk                        $ 2,500,000      $ 2,587,500      $ 2,678,063      $ 2,880,000
                                -----------------------------------------------------------------------
Total                           $ 5,250,000      $ 5,747,230      $ 5,230,679      $ 6,225,100         $ 22,453,009


ANNUAL SAVINGS                          11%               3%               2%             13%
CUMULATIVE SAVINGS                                                                                              14%
 (INCL. INVESTMENT INCOME)

                       Columbia Insurance Corporation, LTD
                                Income Statement
                           Year-to-Date, June 30, 2000
                                     ($000)

Operating Revenues                                         2,721
                                                          ------

Operating Expenses
      Operation & maintenance                              3,067
      Other taxes                                             --
                                                          ------
Total Operating Expenses                                   3,067
                                                          ------

Operating Income (Loss)                                     (346)
                                                          ------

Other Income (Deductions)
      Interest income and other, net                         506
      Interest expense and related charges                    --
                                                          ------
Total Other Income (Deductions)                              506
                                                          ------

Income (Loss) Before Income Taxes                            160

Income Taxes                                                  56
                                                          ------
Net Income (Loss)                                            104
                                                          ======


                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                               As of June 30, 2000
                                     ($000)

ASSETS

Investment and other assets                                          11,464
                                                                    -------

Current Assets

      Cash and temporary cash investments                             4,797
      Accounts receivable, net
        Customers                                                        --
        Intercompany                                                    291
        Other                                                           202
      Prepayments                                                        41
      Other                                                              --
                                                                    -------
Total Current Assets                                                  5,331
                                                                    -------

Deferred Charges                                                      1,081
                                                                    -------

TOTAL ASSETS                                                         17,876
                                                                    =======

CAPITALIZATION AND LIABILITIES

Capitalization
      Common Stock Equity
         Common stock, $25 par value (4,800 shares outstanding)         120
        Additional paid-in capital                                      880
        Retained earnings                                               248
                                                                    -------
Total Capitalization                                                  1,248
                                                                    -------

Current Liabilities
      Accounts and drafts payable                                        20
      Intercompany accounts payable                                     264
      Accrued taxes                                                    (198)
      Other                                                              --
                                                                    -------
Total Current Liabilities                                                86
                                                                    -------

Other Liabilities and Deferred Credits                               16,542
                                                                    -------

TOTAL CAPITALIZATION AND LIABILITIES                                 17,876
                                                                    =======
